July 13, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (212) 455-2502

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Re: 	Rockwood Holdings, Inc.
	Form S-1, amendment number 2, filed June 28, 2005
	File No. 333-122764

Dear Mr. Riordan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1, AMENDMENT NUMBER TWO, FILED JUNE 28, 2005

General

1. We note your response to comment two in our letter dated June
2,
2005 regarding sales into Iran by three of your wholly-owned indirect subsidiaries. However, you have not addressed whether the three wholly-owned indirect subsidiaries conducting business in Iran are parties to sales contracts pursuant to which future sales may be made in Iran. If true, please describe the material terms of such contracts as previously requested and identify the Iranian parties to the contracts. We may have further comment.

2. We note your response to comment three in our letter dated June
2,
2005 regarding the bases for your conclusion that your subsidiaries` sales in Iran do not pose a material investment risk to shareholders.
However, aside from providing a legal justification for your subsidiaries` sales to Iran, you have not addressed whether these sales constitute a material investment risk to shareholders in view of corporate reputation and share value as previously requested. In addition, we note your response that three of the subsidiaries` customers in Iran are entities owned by the Iranian government.
In
your response, please address whether the fact that your subsidiaries are conducting business with entities that are owned by the Iranian government constitutes a material investment risk that could negatively impact the company`s reputation and share price. We may have further comment.

Risk Factors, page 16
Effectiveness of Internal Controls, page 30
3. Please disclose that the material weakness led to Rockwood Specialties Group`s restatement of its Form 10-K for the period ended December 31, 2004 and Form 10-Q for the period ended March 31,
2005 and address the risks of relying on the financial statements in these reports and future filings.
4. Please clarify the status of the material weakness and its components disclosed here. Please also more fully describe your remediation process. Please disclose whether or not the company has remediated the material weakness. If the material weakness has not been remediated, please disclose more fully when and how the company expects to do so. Please explain in detail the steps you have taken
(or plan to take) and procedures you implemented (or plan to implement) to correct the material weakness you identified.
5. In revising your disclosure, please also explain what you have discovered during your control review that has led you to believe that there exists a material risk of non-compliance.
6. The last paragraph of this risk factor does not appear to clearly identify the risks that the company faces. Please clarify the risk that your inability to obtain reports or institute controls on a timely basis means your controls would in the future be considered ineffective for purposes of Section 404. Here and in the body of this risk factor you continue to treat separately issues related to the filing of a late report and the effectiveness of your controls.
These issues are in fact related.

Comment applicable to your overall filing

7. Please address the following comments as appropriate to both
Rockwood Holdings and Dynamit Nobel.

Unaudited Pro Forma Condensed Combined Information, page 40

8. Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS.

Management`s Discussion and Analysis

Results of Operations, page 70

9. On page 73 and in other places where you provide an overview of your results of operations, you discuss Adjusted EBITDA without discussing the most directly comparable financial measure calculated and presented in accordance with GAAP. Please also provide a discussion of your net income (loss). Refer to Item
10(e)(1)(i)(A)
of Regulation S-K.

Rockwood Financial Statements

10. Please label the financial statements and corresponding financial information for the quarter ended March 31, 2005 as restated.

Note 3.  Segment Information, page F-21

11. We note your response to prior comment 17. Please confirm that the revised identifiable asset amounts for each reportable segment represent the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to paragraph 29 of SFAS
131. Please disclose the amounts included in the Corporate column which relate to legacy businesses formerly belonging to Dynamit Nobel. Also, please expand note (1) to discuss what is meant by the subsidiaries investments in the corporate centralized cash system and why these amounts are included in the Eliminations column.







ROCKWOOD SPECIALTIES GROUP`S
FORM 10-K/A#2 FOR THE YEAR ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

12. Please address the comments above and below in the future filings of Rockwood Specialties Group, as applicable. Please address the comments above in Rockwood Specialties Group`s interim filings as well.

Item 9A. Controls and Procedures

13. In future filings, please clearly disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.
14. We note your disclosure that "there was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." In future filings, please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.



*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
















      Please direct questions regarding accounting comments to Nudrat
Salik, Staff Accountant, at (202) 551-3692, or in her absence, to Rufus Decker, Branch Chief (Accounting) at (202) 551-3769. Direct questions on other disclosure issues to Lesli Sheppard at (202) 551-
3708 or the undersigned at (202) 551-3767.


			Sincerely,


					Jennifer R. Hardy
					Legal Branch Chief


cc:	Roxanne Reardon, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Ave.
	New York, NY 10017

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Thomas J. Riordan, Esq.
Rockwood Holdings, Inc.
July 13, 2005
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE